Date:  October 2, 1998
                                           For more information:  31 75 659-5720


AHOLD'S ACQUISITION OF GIANT FOOD IMMINENT

Tender offer for outstanding common shares extended

Zaandam, The Netherlands, October 2, 1998 - Royal Ahold, the international food retailer, announced today that it is extending its tender offer for all the Class A Non-Voting Stock of Giant Food Inc. until 5:00 p.m., New York City time, on October 22, 1998. Based upon information provided by The Bank of New York, as depositary for the offer, as of the close of business on October 1, 1998, approximately 48 million shares ( 80%) of the outstanding Class A Non-Voting Stock had been tendered and not withdrawn.

This extension of the tender offer has been made to accommodate an anticipated vote by the Commissioners of the Federal Trade Commission on Ahold's approximately USD 2.7 billion acquisition of Giant Food, the prominent US supermarket company with sales last year of USD 4.2 billion. Ahold to date has made substantial progress in finalizing FTC review of the divestiture proposal in which agreements with buyers for 10 `overlapping' stores in Maryland and Pennsylvania have been signed. Ahold has received indications from FTC staff that the buyers and agreements are acceptable and that the major hurdles to FTC approval have been overcome.

Ahold expects that this tender offer extension will be the last and that the transaction can be completed imminently.



Ahold Public Relations, tel:   31 75 659 5720